Joshua Kushner, Esq.

12629 Rhesich Dr. #342

Valley Village, CA91607

jkushner@thekushneroffices.com

February 27, 2017

VIA FEDERAL EXPRESS AND THE EDGAR SYSTEM

United States Securities and Exchange Commission

Division of Corporation Finance

Mail Stop 3561

100 F Street, N.E.

Washington, D.C. 20549

Attention: Michael Killoy

Re:	Doers Education Asean Ltd.

Registration Statement on Form S-1

Filed December 30th, 2016

File No. 333-215367

Dear Mr. Killoy:

We express our appreciation for your prompt review of the above-referenced Registration Statement on Form S-1 (the "Registration Statement") of Doers Education Asean Ltd., a Delaware corporation (the "Company"). On behalf of the Company, we are responding to the second letter of comments on the Registration Statement provided by the staff (the "Staff") of the Securities and Exchange Commission (the "Commission") by letter dated January 27, 2017 (the "Comment Letter"). In conjunction with these responses, the Company is filing its Amendment No. 1 to Form 10-Q for period ended September 30, 2016 (the "Amendment") via EDGAR.

The Company's responses to the Staff’s comments are indicated below, directly following a restatement of each comment in bold, italicized type. For ease of reference, the headings and numbered paragraphs below correspond to the headings and numbered comments in the Comment Letter.

10-Q. Fiscal Quarter End September 30, 2016

Certifications, Exhibits 31.1 and 32.1

1.	Staff Comment: We note your response to comment 2. Please file a corrected Section 302 and 906 certifications and amended Form 10-Q to reflect the signature of your Company's president.

Company's Response: Pursuant to the Staff’s request, corrected Section 302 and 906 certifications and an amended form 10-Q reflecting signature of the Company's president, Mr. Win Lei-Hsien, have been filed via the EDGAR system.

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Your prompt attention to the enclosed is greatly appreciated. If you have any questions regarding this filing or the Company's responses, please do not hesitate to contact me at (818) 850-2749 or you may contact Cassidy & Associates at (202) 744-2929.

Sincererly,

/s/ Joshua A. Kushner
Joshua A. Kushner, Esq.
For Cassidy & Associates

cc:	Lin Wei-Hsien
Jim Cassidy, Esq.

KUSHNER LAW OFFICES	Tel:	(818) 850 2749
12629 RIVERSIDE DR., SUITE 342	Fax:	(213) 337 7058
VALLEY VILLAGE, CA 91607	Jkushner@thekushneroffices.com